The information in this preliminary prospectus supplement relates to an effective registration statement, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell securities and are not soliciting offers to buy these securities in any state or jurisdiction where such an offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-160843
Subject to Completion, Dated March 7, 2011

Preliminary Prospectus Supplement
(To Prospectus Dated August 7, 2009)

           Shares

Common Stock

We are offering           shares of our common stock, par value $0.01 per share, which we refer to as our “common stock.” Our common stock is listed on the NASDAQ Global Select Market (NASDAQ Global Select) under the ticker symbol “FISI.” On March 4, 2011, the last reported price of our common stock on the NASDAQ Global Select was $18.79 per share.

The shares of our common stock are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or FDIC, or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement as well as “Risk Factors” contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Documents by Reference” herein.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Financial Institutions, Inc. before expenses	$	$

The underwriters may also purchase up to an additional           shares of common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March   , 2011.

Neither the Securities and Exchange Commission, any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, the Banking Department of the State of New York nor any regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods

Book Running Manager

Janney Montgomery Scott

The date of this prospectus supplement is March   , 2011.

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters, and also updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us, our common stock that we may offer from time to time, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This prospectus supplement and accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, using a shelf registration process. Under this shelf registration process, we may sell securities described in the accompanying prospectus in one or more offerings from time to time.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus may only be used where it is legal to sell our common stock. You should not assume that the information that appears in this prospectus supplement, the accompanying prospectus or any document incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

In this prospectus supplement, all references to “Financial Institutions, Inc.,” the “Company,” “we,” “our,” “us,” and similar terms refer to Financial Institutions, Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised in whole or in part.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement, the prospectus and in information incorporated by reference into this prospectus supplement and the prospectus that are not historical or current facts may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and

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are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, the Company’s management may make forward-looking statements orally to the media, securities analysts, investors or others. These statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, can generally be identified by the use of words such as “optimism,” “look-forward,” “bright,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” “target” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” These forward-looking statements include statements relating to our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, future operations, market position, financial position, and prospects, plans and objectives of management.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results and are subject to certain risks, uncertainties and assumptions. Our actual results could differ materially from those projected in the forward-looking statements as a result of, among other things, factors referenced herein under the section captioned “Risk Factors” beginning on page S-8, including, among other things, greater credit losses than anticipated; unfavorable impact on geographic location of operations; the accuracy and completeness of information about or from customers and counterparties; environmental liability risk associated with lending; changes in banking laws, regulations and regulatory practices; tighter capital standards due to new regulations; participation in the Troubled Asset Relief Program (“TARP”); new or changing tax, accounting, and regulatory rules and interpretations; compromise of our security systems; third-party providers of our business infrastructure; hiring and retention; business interruptions; interest rate risk; conditions in the financial markets and economic conditions generally; the fiscal and monetary policies of the federal government and its agencies; soundness of other financial institutions; changes in the industry and market area; changes in market value; liquidity issues; future capital needs and availability; dividend streams from subsidiaries; variations in the market price for our common stock; future sales or other dilution of our equity; subordination to preferred equity; and failure to pay dividends.

Forward-looking statements speak only as of the date they are made. Except as required by law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Although we believe that our expectations are reasonable, we can give no assurance that such expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements.

We caution our readers not to place undue reliance on any forward-looking statements. Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Company.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Exchange Act under which we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings free of charge on the SEC’s Internet website found at http://www.sec.gov and on our Internet website address at http://www.fiiwarsaw.com. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus supplement) by contacting:

Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569
Tel: (585) 786-1100

We have filed with the SEC a registration statement on Form S-3 (File No. 333-160843) relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room or through the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede the information in this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents listed below, except to the extent any information contained in such filings is deemed “furnished” in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 7, 2011;

•	Our Current Reports on Form 8-K, filed with the SEC on February 22, 2011 and February 23, 2011; and

•	The description of our common stock set forth in the Registration Statement on Form 8-A12G filed with the SEC on June 23, 1999.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein), after the date of this prospectus supplement and before the termination of the offering will also be deemed to be incorporated by reference. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus supplement from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K,

S-iv

Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus supplement or accompanying prospectus or information incorporated by reference from earlier documents, to the extent that they are inconsistent.

We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from:

Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569
Tel: (585) 786-1100

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from what is contained in this prospectus supplement or accompanying prospectus. This prospectus supplement is dated March   , 2011. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than that date.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you may need to consider in making your investment decision. To understand this offering fully, you should read this prospectus supplement and the accompanying prospectus carefully. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Documents by Reference.”

Financial Institutions, Inc.

Financial Institutions, Inc. is a financial holding company organized in 1931 under the laws of New York State (“New York” or “NYS”). Through its subsidiaries, including its wholly-owned, New York State chartered banking subsidiary, Five Star Bank, Financial Institutions, Inc. provides a broad array of deposit, lending and other financial services to retail, commercial, and municipal customers in Western and Central New York. All references in this prospectus supplement to the parent company are to Financial Institutions, Inc. (“FII”). Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to the “Company,” “we,” “our” or “us” means Financial Institutions, Inc. and its subsidiaries on a consolidated basis. Five Star Bank is referred to as Five Star Bank, “FSB” or the “Bank”. The parent company is a legal entity separate and distinct from its subsidiaries, assisting those subsidiaries by providing financial resources and management. Our executive offices are located at 220 Liberty Street, Warsaw, New York.

We conduct business primarily through our banking subsidiary, Five Star Bank, which adopted its current name in 2005 when we merged three of our bank subsidiaries, Wyoming County Bank, National Bank of Geneva and Bath National Bank into our New York chartered bank subsidiary, First Tier Bank & Trust, which was renamed Five Star Bank. In addition, our business operations include a wholly-owned broker-dealer subsidiary, Five Star Investment Services, Inc. (“FSIS”).

Market Areas and Competition

We provide a wide range of consumer and commercial banking and financial services to individuals, municipalities and businesses through a network of over 50 offices and more than 70 ATMs in fourteen contiguous counties in Western and Central New York: Allegany, Cattaraugus, Cayuga, Chautauqua, Chemung, Erie, Genesee, Livingston, Monroe, Ontario, Seneca, Steuben, Wyoming and Yates.

Our market area is economically diversified in that we serve both rural markets and the larger more affluent markets of suburban Rochester and suburban Buffalo. In general, the markets we serve have been economically stable and have avoided the boom and bust cycles experienced by other regions of the country.

We generally compete with other financial service providers on factors such as; level of customer service, responsiveness to customer needs, availability and pricing of products, and geographic location. We believe that the service we provide to our customers has helped to create a stable and loyal customer base.

Business Strategy

Our long term strategy is to maintain a low risk balance sheet while positioning the Company for continued growth and increasing net income. We seek to build shareholder value by:

•	Pursuing quality loan growth while focusing on strong asset quality;

•	Maintaining a strong capital cushion and managing our liquidity position;

•	Emphasizing customer relationships and developing new relationships to grow our business;

•	Opportunistically growing our business, both organically and through acquisitions;

•	Maintaining a low cost and stable deposit base;

•	Controlling our expenses and managing our efficiency; and

•	Leveraging our deep, broad and experienced management team.

Historically, we have grown organically through de novo branch expansion as well as through selective whole bank and branch acquisitions. Going forward, we anticipate increasing our presence in and around the greater Buffalo and Rochester areas, as these are two of the largest metropolitan areas in New York outside of New York City, with combined metropolitan area populations of over two million people. Also, we anticipate seeking to enhance our position in the Elmira / Corning market as this area is expected to benefit in the years ahead from natural gas exploration and development associated with the Marcellus Shale formation.

We believe that our stable in-market loan portfolio and historically resilient local economy coupled with the opportunities for growth provided through the Buffalo, Rochester, and Elmira / Corning markets will provide us with attractive opportunities to expand our franchise both organically and through acquisition. In the near term, the disruption in the financial markets continues to create opportunities for stronger financial institutions to grow through acquisition. In the intermediate term, we believe that the challenging economic environment combined with a more restrictive bank regulatory environment will cause a number of smaller financial institutions to seek merger partners. We also seek to remain properly positioned to take advantage of any opportunities in our markets.

Lending Activities

General — We strive to maintain a diversified loan portfolio, while simultaneously maintaining strong asset quality. We offer a broad range of loans including commercial business and revolving lines of credit, commercial mortgages, equipment loans, residential mortgage loans and home equity loans and lines of credit, home improvement loans, automobile loans and personal loans. Newly originated and refinanced fixed rate residential mortgage loans are either retained in our portfolio or sold to the secondary market with servicing rights retained.

We continually evaluate and update our lending policy. The key elements of our lending philosophy include the following:

•	To ensure consistent underwriting, all employees must share a common view of the risks inherent in lending activities as well as the standards to be applied in underwriting and managing credit risk;

•	Pricing of credit products should be risk-based;

•	The loan portfolio must be diversified to limit the potential impact of negative events; and

•	Careful, timely exposure monitoring through effective use of our risk rating system is required to provide early warning and assure proactive management of potential problems.

Commercial Business and Commercial Mortgage Lending — We originate commercial business loans in our primary market areas and underwrite them based on the borrower’s ability to service the loan from operating income. We offer a broad range of commercial lending products, including term loans and lines of credit. Short and medium-term commercial loans, primarily collateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition of real estate, expansion and improvements) and the purchase of equipment. Commercial business loans are offered to the agricultural industry for short-term crop production, farm equipment and livestock financing. As a general practice, where possible, a collateral lien is placed on any available real estate, equipment or other assets owned by the borrower and a personal guarantee of the owner is obtained. As of December 31, 2010, our commercial business loan portfolio totaled $211.0 million, or 15.7% of our total loan portfolio.

We also offer commercial mortgage loans to finance the purchase of real property, which generally consists of real estate with completed structures and, to a smaller extent, agricultural real estate financing. Commercial mortgage loans are secured by first liens on the real estate and are typically amortized over a 10 to 20 year period. The underwriting analysis includes credit verification, appraisals and a review of the borrower’s financial condition and repayment capacity. As of December 31, 2010, our commercial mortgage loan portfolio totaled $352.9 million, or 26.2% of our total loan portfolio.

We utilize government loan guarantee programs where available and appropriate. See “Government Guarantee Programs” below.

Government Guarantee Programs — We participate in government loan guarantee programs offered by the Small Business Administration (“SBA”), U.S. Department of Agriculture, Rural Economic and Community Development and Farm Service Agency, among others. As of December 31, 2010, we had loans with an aggregate principal balance of $55.1 million that were covered by guarantees under these programs. The guarantees typically only cover a certain percentage of these loans. By participating in these programs, we are able to broaden our base of borrowers while minimizing credit risk.

Residential Mortgage Lending — We originate fixed and variable rate one-to-four family residential mortgages collateralized by owner-occupied properties located in our market areas. We offer a variety of real estate loan products, which are generally amortized for periods up to 30 years. Loans collateralized by one-to-four family residential real estate generally have been originated in amounts of no more than 80% of appraised value or have mortgage insurance. Mortgage title insurance and hazard insurance are normally required. We sell certain one-to-four family residential mortgages to the secondary mortgage market and typically retain the right to service the mortgages. To assure maximum salability of the residential loan products for possible resale, we have formally adopted the underwriting, appraisal, and servicing guidelines of the Federal Home Loan Mortgage Corporation (“FHLMC”) as part of our standard loan policy. As of December 31, 2010, our residential mortgage servicing portfolio totaled $328.9 million, the majority of which have been sold to FHLMC. As of December 31, 2010, our residential mortgage loan portfolio totaled $129.6 million, or 9.6% of our total loan portfolio. We do not engage in sub-prime or other high-risk residential mortgage lending as a line-of-business.

Consumer Lending — We offer a variety of loan products to our consumer customers, including home equity loans and lines of credit, automobile loans, secured installment loans and various other types of secured and unsecured personal loans.

Following Citizens Financial’s acquisition of Charter One Financial in 2004, we were able to hire key personnel with significant auto finance experience who had led indirect lending at Charter One Financial. We decided to make indirect lending a key component of our business due to the market potential and the natural risk dispersion that comes with retail loans. Since 2004, we have gradually built this business, and we now indirectly originate consumer auto loans through franchised new car dealers. The consumer indirect loan portfolio is primarily comprised of new and used automobile loans with terms that typically range from 36 to 84 months. We have expanded our relationships with franchised new car dealers in Western, Central and, most recently, into the Capital District of New York, and have selectively originated a mix of new and used automobile loans from those dealers. In the latter part of 2010, we began efforts to expand our dealer network into Northern Pennsylvania and anticipate indirectly originating loans there in the first half of 2011. As of December 31, 2010, the consumer indirect portfolio totaled $418.0 million, or 31.1% of our total loan portfolio.

We also originate, independently of the indirect loans described above, consumer automobile loans, recreational vehicle loans, boat loans, home improvement loans, closed-end home equity loans, home equity lines of credit, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 180 months and vary based upon the nature of the collateral and the size of loan. The majority of the consumer lending program is underwritten on a secured basis using the customer’s home or the financed automobile, mobile home, boat or recreational vehicle as collateral. As of December 31, 2010, our home equity loan portfolio totaled $208.3 million, or 15.5% of our total loan portfolio. The other consumer portfolio totaled $26.1 million as of December 31, 2010, or 1.9% of our total loan portfolio.

Credit Administration

Our loan policy establishes standardized underwriting guidelines, as well as the loan approval process and the committee structures necessary to facilitate and ensure the highest possible loan quality decision-making in a timely and businesslike manner. The policy establishes requirements for extending credit based on the size, risk rating and type of credit involved. The policy also sets limits on individual loan officer lending authority and various forms of joint lending authority, while designating which loans are required to be approved at the committee level.

Our credit objectives are as follows:

•	Compete effectively and service the legitimate credit needs of our target market;

•	Enhance our reputation for superior quality and timely delivery of products and services;

•	Provide pricing that reflects the entire relationship and is commensurate with the risk profiles of our borrowers;

•	Retain, develop and acquire profitable, multi-product, value added relationships with high quality borrowers;

•	Focus on government guaranteed lending and establish a specialization in this area to meet the needs of the small businesses in our communities; and

•	Comply with relevant laws and regulations.

Our policy includes loan reviews, under the supervision of the Audit and Risk Oversight committees of the board of directors and directed by the Chief Risk Officer, in order to render an independent and objective evaluation of our asset quality and credit administration process.

Through the loan approval process, loan administration and loan review program, management seeks to continuously monitor our credit risk profile and assesses the overall quality of the loan portfolio and adequacy of the allowance for loan losses.

Recent Development

On February 23, 2011, we redeemed one-third, or $12.5 million, of our outstanding Series A Fixed Rate Cumulative Perpetual Preferred Stock. We originally issued $37.5 million of our Series A Fixed Rate Cumulative Perpetual Preferred Stock to the U.S. Treasury pursuant to TARP in December 2008.

The Offering

The following is a brief summary of the terms of the offering. For a more complete description of the terms of the common stock, see “Description of Our Common Stock” on page S-23 of this prospectus supplement.

Issuer	Financial Institutions, Inc.
Common stock offered	shares
Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional shares of common stock to cover over-allotments, if any.
Common stock outstanding after the offering(1)	shares or shares if the underwriters’ over-allotment option is exercised in full.
Net proceeds	We estimate that our net proceeds from this offering (after deducting offering expenses payable by us) will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full.
Use of proceeds	We intend to use a portion of the net proceeds of this offering for the repurchase of the remaining shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and to repurchase the related warrant to purchase our common stock that we issued to the U.S. Treasury in December of 2008 as a part of the Capital Purchase Program under TARP and other general working capital purposes. There can be no assurance that the U.S. Treasury will approve our application to repurchase the Series A Fixed Rate Perpetual Preferred Stock or repurchase the warrant for our common stock. If the U.S. Treasury does not approve our application, we intend to use all of the net proceeds of this offering for general working capital purposes.
Settlement Date	Delivery of shares of our common stock will be made in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March , 2011.
NASDAQ Global Select symbol	“FISI”

(1)	The number of shares of our common stock to be outstanding after the offering is based on 10,979,715 shares of common stock outstanding as of March 4, 2011, and does not include 364,999 shares of our common stock issuable upon the exercise of outstanding exercisable stock options or 378,175 shares of our common stock issuable upon the exercise of outstanding warrants.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-8 and other information included in this prospectus supplement and the accompanying prospectus before investing in our common stock.

Summary of Selected Consolidated Financial Data

The following tables set forth our selected historical consolidated financial data as of and for each of the five years ended December 31, 2010 (which has been derived from our audited consolidated financial statements). You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2010, which has been filed with the SEC and is incorporated by reference in this prospectus supplement. For more information, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

	At or for the Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except selected ratios and per share data)

Balance Sheet data:
Total assets	$2,214,307	$2,062,389	$1,916,919	$1,857,876	$1,907,552
Loans, net	1,325,524	1,243,265	1,102,330	948,652	909,434
Investment securities	694,530	620,074	606,038	754,720	775,536
Deposits	1,882,890	1,742,955	1,633,263	1,575,971	1,617,695
Borrowings	103,877	106,390	70,820	68,210	87,199
Shareholders’ equity	212,144	198,294	190,300	195,322	182,388
Common shareholders’ equity(1)	158,359	144,876	137,266	177,741	164,765
Tangible common shareholders’ equity(2)	120,990	107,507	99,577	139,786	126,502
Income Statement data:
Interest income	$96,509	$94,482	$98,948	$105,212	$103,070
Interest expense	17,720	22,217	33,617	47,139	43,604

Net interest income	78,789	72,265	65,331	58,073	59,466
Provision (credit) for loan losses	6,687	7,702	6,551	116	(1,842)

Net interest income after provision (credit) for loan losses	72,102	64,563	58,780	57,957	61,308
Noninterest income (loss)(3)	19,454	18,795	(48,778)	20,680	21,911
Noninterest expense	60,917	62,777	57,461	57,428	59,612

Income (loss) before income taxes	30,639	20,581	(47,459)	21,209	23,607
Income tax expense (benefit)	9,352	6,140	(21,301)	4,800	6,245

Net income (loss)	$21,287	$14,441	$(26,158)	$16,409	$17,362

Preferred stock dividends and accretion	3,725	3,697	1,538	1,483	1,486

Net income (loss) applicable to common shareholders	$17,562	$10,744	$(27,696)	$14,926	$15,876

(footnotes on following page)

	2010	2009	2008	2007	2006

Stock and related per share data:
Earnings (loss) per common share:
Basic:	$1.62	$0.99	$(2.54)	$1.34	$1.40
Diluted	1.61	0.99	(2.54)	1.33	1.40
Cash dividends declared on common stock	0.40	0.40	0.54	0.46	0.34
Common book value per share(4)	14.48	13.39	12.71	16.14	14.53
Tangible common book value per share(5)	$11.06	$9.94	$9.22	$12.69	$11.15
Financial Ratios:
Return on average assets	0.98%	0.71%	(1.37)%	0.86%	0.90%
Return on average equity	10.07	7.43	(14.30)	8.84	9.86
Net interest margin (fully tax-equivalent)	4.07	4.04	3.93	3.53	3.55
Efficiency(6)	60.36	65.52	64.07	68.77	69.78
Total non-performing loans to total loans	0.56	0.69	0.73	0.84	1.71
Total non-performing assets to total assets	0.40	0.51	0.48	0.51	0.89
Allowance for loan losses to total loans	1.52	1.64	1.67	1.61	1.84
Net charge offs to average loans	0.54%	0.47%	0.32%	0.18%	0.14%
Capital Ratios:
Tangible common equity to tangible assets(5)(7)	5.65%	5.19%	6.78%	6.95%	6.32%
Leverage ratio	8.31	7.96	8.05	9.35	8.91
Tier 1 risk	12.34	11.95	11.83	15.74	15.85
Total risk	13.60%	13.21%	13.08%	16.99%	17.10%

(1)	Excludes preferred shareholders’ equity.

(2)	Excludes preferred shareholders’ equity, goodwill and other intangible assets.

(3)	The 2010, 2009 and 2008 figures include OTTI charges of $594,000, $4.7 million and $68.2 million, respectively. There were no OTTI charges in the other years presented.

(4)	Excludes preferred shareholders’ equity.

(5)	Excludes preferred shareholders’ equity, goodwill and other intangible assets.

(6)	Efficiency ratio equals noninterest expense less other real estate expense and amortization of intangible assets as a percentage of net revenue, defined as the sum of tax-equivalent net interest income and noninterest income before net gains and impairment charges on investment securities, proceeds from company owned life insurance included in income, and net gains from the sale of trust relationships (all from continuing operations).

(7)	Ratio calculated using average balances for the periods shown.

RISK FACTORS

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference herein. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that management is not aware of, or focused on, or that management currently deems immaterial, may also impair our business operations. This prospectus supplement is qualified in its entirety by these risk factors. Further, to the extent that any of the information contained in this prospectus supplement constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of us.

If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Credit Risks

If We Experience Greater Credit Losses Than Anticipated, Earnings May be Adversely Impacted.

As a lender, we are exposed to the risk that customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse impact on our results of operations.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral, and we provide an allowance for estimated loan losses based on a number of factors. We believe that the allowance for loan losses is adequate. However, if our assumptions or judgments are wrong, the allowance for loan losses may not be sufficient to cover the actual credit losses. We may have to increase the allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. The actual amount of future provisions for credit losses may vary from the amount of past provisions.

Geographic Concentration May Unfavorably Impact Our Operations.

Substantially all of our business and operations are concentrated in the Western and Central New York region. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. Deterioration in economic conditions in our market could:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with non-performing loans and collateral coverage.

Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market areas could reduce our growth rate, affect our borrowers’ ability to repay their loans and, consequently, adversely affect our business, financial condition and performance. For example, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of these loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, the impact on our results of operations could be materially adverse.

We Depend on the Accuracy and Completeness of Information About or From Customers and Counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause us to enter into unfavorable transactions, which could have a material adverse effect on our financial condition and results of operations.

We are Subject to Environmental Liability Risk Associated With Our Lending Activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Regulatory/Legal/Compliance Risks

We are Highly Regulated and May Be Adversely Affected by Changes in Banking Laws, Regulations and Regulatory Practices.

We are subject to extensive supervision, regulation and examination. This regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies to address not only compliance with applicable laws and regulations (including laws and regulations governing consumer credit, and anti-money laundering and anti-terrorism laws), but also capital adequacy, asset quality and risk, management ability and performance, earnings, liquidity and various other factors. As part of this regulatory structure, we are subject to policies and other guidance developed by the regulatory agencies with respect to capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Under this structure the regulatory agencies have broad discretion to impose restrictions and limitations on our operations if they determine, among other things, that our operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

This supervisory framework could materially impact the conduct, growth and profitability of our operations. Any failure on our part to comply with current laws, regulations, other regulatory requirements or safe and sound banking practices or concerns about our financial condition, or any related regulatory sanctions or adverse actions against us, could increase our costs or restrict our ability to expand our business and result in damage to our reputation.

Recently Enacted Financial Reform Legislation Will, Among Other Things, Tighten Capital Standards, Create a New Consumer Financial Protection Bureau and Result in New Regulations That are Expected to Increase Our Costs of Operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the Dodd-Frank Act, into law. This new law will significantly change the current bank regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Among the many requirements in the Dodd-Frank Act for new banking regulations is a requirement for new capital regulations to be adopted within 18 months. These regulations must be at least as stringent as, and may call for higher levels of capital, than current regulations. Generally, trust preferred securities will no longer be eligible as Tier 1 capital, but our currently outstanding trust preferred securities will be grandfathered and our currently outstanding TARP preferred securities will continue to qualify as Tier 1 capital.

Certain provisions of the Dodd-Frank Act are expected to have a near-term impact on us. For example, one year after the date of its enactment, the Dodd-Frank Act eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and non-interest bearing transaction accounts and interest on lawyers trust accounts have unlimited deposit insurance through December 31, 2013.

The Dodd-Frank Act creates a new Bureau of Consumer Financial Protection with broad powers to supervise and enforce consumer protection laws. The Bureau will have broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. However, compliance with this new law and its implementing regulations will result in additional operating costs that could have a material adverse effect on our financial condition and results of operations.

Proposed Changes in New York State Banking Regulations Could Adversely Affect us.

New York Governor Andrew Cuomo proposed merging the State Departments of Banking, Insurance and Consumer Protection into a single Department of Financial Regulation, or DFR. The bill provides that the Superintendent of the DFR may, beginning April 1, 2012, assess expenses in such proportion as he or she deems just and reasonable against banks and insurers. The bill also establishes a special account called the “consumer protection account,” which will consist of fees and penalties received by the department of state and DFR, as well as other monies received in the form of penalties. These monies will be available to the DFR to pay for costs related to its consumer and investor protection activities. If the consumer protection account is insufficient to cover those costs, the balance would be recoverable through assessments against the industry.

The bill makes New York’s “wild card” authority (that was set to expire September 10, 2011) permanent. Under this authority, the Banking Board has the power to grant to New York chartered banking organizations, as well as licensed foreign bank branches and agencies, powers possessed by a counterpart federally-chartered banking institution.

If this bill is adopted as proposed, it could adversely affect us.

As a Participant in TARP, We are Subject to Certain Restrictions on Dividends, Repurchases of Common Stock and Executive Compensation.

We are subject to restrictions on dividends, repurchases of common stock, and executive compensation as a TARP participant. Compliance with these restrictions and other restrictions may increase our costs, impact our ability to retain executive officers and limit our ability to pursue business opportunities. Additionally, any reduction of, or the elimination of, our common stock dividend in the future could adversely affect the market price of our common stock. The current restrictions, as well as any possible future restrictions associated with participation in TARP could have a material adverse impact on our business, financial condition, or results of operations.

New or Changing Tax, Accounting, and Regulatory Rules and Interpretations Could Significantly Impact Strategic Initiatives, Results of Operations, Cash Flows, and Financial Condition.

The financial services industry is extensively regulated. Federal and state banking regulations are designed primarily to protect the deposit insurance funds and consumers, not to benefit a company’s stockholders. These regulations may sometimes impose significant limitations on operations. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time.

Operational Risks

If Our Security Systems, or Those of Merchants, Merchant Acquirers or Other Third Parties Containing Information About Customers, are Compromised, We May Be Subject to Liability and Damage to Our Reputation.

As part of our business, we collect, process and retain sensitive and confidential client and customer information on our behalf and on behalf of other third parties. Customer data also may be stored on systems of third-party service providers and merchants that may have inadequate security systems. Third-party carriers regularly transport customer data, and may lose sensitive customer information. Unauthorized access to our networks or any of our other information systems potentially could jeopardize the security of confidential information stored in our computer systems or transmitted by our customers or others. If our security systems or those of merchants, processors or other third-party service providers are compromised such that this confidential information is disclosed to unauthorized parties, we may be subject to liability. For example, in the event of a security breach, we may incur losses related to fraudulent use of credit and debit cards issued by us as well as the operational costs associated with reissuing cards. Although we take preventive measures to address these factors, such measures are costly and may become more costly in the future. Moreover, these measures may not protect us from liability, which may not be adequately covered by insurance, or from damage to our reputation.

We Rely on Other Companies to Provide Key Components of Our Business Infrastructure.

Third party vendors provide key components of our business infrastructure such as internet connections, network access and core application processing. While we have selected these third party vendors carefully, we do not control their actions. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to our customers or otherwise conduct our business efficiently and effectively. Replacing these third party vendors could also entail significant delay and expense.

We May not Be Able to Attract and Retain Skilled People.

Our success depends, in large part, on our ability to attract and retain skilled people. Competition for the best people in most activities engaged in by us can be intense, and we may not be able to hire sufficiently skilled people or to retain them. Further, the rural location of our principal executive offices and many of our bank branches make it difficult for us to attract skilled people to such locations. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our markets, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

The Potential for Business Interruption Exists Throughout Our Organization.

Integral to our performance is the continued efficacy of our technical systems, operational infrastructure, relationships with third parties and the vast array of associates and key executives in our day-to-day and ongoing operations. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes, but is not limited to, operational or technical failures, ineffectiveness or exposure due to interruption in third party support as expected, as well as the loss of key individuals or failure on the part of key individuals to perform properly. Although management has established policies and procedures, including implementation and testing of a comprehensive contingency plan to address such failures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

External Risks

We Are Subject to Interest Rate Risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities; and (iii) the average duration of our mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

Our Business May Be Adversely Affected by Conditions in the Financial Markets and Economic Conditions Generally.

From about December 2007 through June 2009, the U.S. economy was in recession. Business activity across a wide range of industries and regions in the U.S. was greatly reduced. Although economic conditions have begun to improve, certain sectors, such as real estate, remain weak and unemployment remains high. Local governments and many businesses are still in serious difficulty due to lower consumer spending and reduced tax collections.

Market conditions also led to the failure or merger of several prominent financial institutions and numerous regional and community-based financial institutions. These failures, as well as projected future failures, have had a significant negative impact on the capitalization level of the deposit insurance fund of the FDIC, which, in turn, has led to past increases in deposit insurance premiums paid by financial institutions.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets where we operate, in the State of New York and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment, natural disasters; or a combination of these or other factors.

Approximately 20% of our investment securities portfolio at December 31, 2010 is comprised of municipal securities issued by or on behalf of New York and its political subdivisions, agencies or instrumentalities, the interest on which is exempt from regular federal income tax. Risks associated with investing in municipal securities include political, economic and regulatory factors which may affect the issuers. The concerns facing the State of New York may lead nationally recognized rating agencies to downgrade its debt obligations. It is uncertain how the financial markets may react to any potential future ratings downgrade in New York’s debt obligations. However, the fallout from continued budgetary concerns and a possible ratings downgrade could adversely affect the value of New York’s obligations and those of its political subdivisions, agencies and instrumentalities.

Overall, during 2010, the business environment has been adverse for many households and businesses in the United States and worldwide. While economic conditions in the State of New York, the United States and worldwide have begun to improve, there can be no assurance that this improvement will continue. Such conditions could adversely affect our financial condition and results of operations.

Our Earnings are Significantly Affected by the Fiscal and Monetary Policies of the Federal Government and its Agencies.

The policies of the Federal Reserve impact us significantly. The Federal Reserve regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operation.

The Soundness of Other Financial Institutions Could Adversely Affect Us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due us. Any such losses could have a material adverse effect on our financial condition and results of operations.

We Operate in a Highly Competitive Industry and Market Area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including savings and loans, credit unions, finance companies, brokerage firms, insurance companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

•	the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	the ability to expand our market position;

•	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which we introduce new products and services relative to our competitors;

•	customer satisfaction with our level of service; and

•	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our Market Value Could Result in an Impairment of Goodwill.

Our goodwill is evaluated for impairment on an annual basis or when triggering events or circumstances indicate impairment may exist. Significant and sustained declines in our stock price and market capitalization, significant declines in our expected future cash flows, significant adverse changes in the business climate or slower growth rates could result in impairment of goodwill. At December 31, 2010, we had goodwill of $37.4 million, representing approximately 18% of shareholders’ equity. If impairment of goodwill was determined to exist, we would be required to write down our goodwill as a charge to earnings, which could have a material adverse impact on our results of operations or financial condition.

Liquidity Risks

Liquidity is Essential to Our Businesses.

Our liquidity could be impaired by an inability to access the capital markets or unforeseen outflows of cash. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Our efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated reductions in our liquidity. In such events, our cost of funds may increase, thereby reducing our net interest revenue, or we may need to sell a portion of our investment and/or loan portfolio, which, depending upon market conditions, could result in our realizing a loss.

We May Need to Raise Additional Capital in the Future and Such Capital May Not Be Available When Needed or at all.

We may need to raise additional capital in the future to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance.

In addition, we are highly regulated, and our regulators could require us to raise additional common equity in the future. Both we and our regulators perform a variety of analyses of our assets, including the preparation of stress case scenarios, and as a result of those assessments we could determine, or our regulators could require us, to raise additional capital.

We cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the Bank or counterparties participating in the capital markets, or a downgrade of our debt rating, may adversely affect our capital costs and ability to raise capital and, in turn, our liquidity. An inability to raise additional capital on acceptable terms when needed could have a material adverse impact on our business, financial condition, results of operations or liquidity.

We Rely on Dividends from Our Subsidiaries for Most of Our Revenue.

We are a separate and distinct legal entity from our subsidiaries. A substantial portion of our revenue comes from dividends from our Bank subsidiary. These dividends are the principal source of funds to pay dividends on our common and preferred stock, and to pay interest and principal on our debt. Various federal and/or state laws and regulations limit the amount of dividends that our Bank subsidiary and nonbank subsidiary may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event our Bank subsidiary is unable to pay dividends to us, we may not be able to service debt, pay obligations, or pay dividends on our common and preferred stock. The inability to receive dividends from our Bank subsidiary could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to an Investment In Our Common Stock and this Offering

The Market Price for Our Common Stock Varies, and You Should Purchase Common Stock for Long-Term Investment Only.

Although our common stock is currently traded on the NASDAQ Global Select, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all of your shares of common stock at one time or at a favorable price, if at all. As a result, you should purchase shares of common stock described herein only if you are capable of, and seeking to, make a long-term investment in our common stock.

There May Be Future Sales or Other Dilution of Our Equity, Which May Adversely Affect the Market Price of Our Common Stock.

We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are currently authorized to issue up to 50,000,000 shares of common stock and up to 210,000 shares of preferred stock, par value $100 per share, which is designated into two classes, Class A of which 10,000 shares are authorized, and Class B of which 200,000 shares are authorized.

As of December 31, 2010, 10,937,506 shares of common stock and 183,259 shares of our preferred stock were issued and outstanding including (i) 7,503 shares of our fixed rate cumulative perpetual Series A preferred stock, par value $100 per share, having a liquidation preference of $5,000 per share, which we refer to as the TARP preferred stock, (ii) 1,533 shares of our Series A 3% cumulative preferred stock, which we refer to as the 3% preferred stock, and (iii) 174,223 shares of Series B-1 8.48% cumulative preferred stock, which we refer to as the 8.48% preferred stock. We refer to our TARP preferred stock, our 3% preferred stock and our 8.48% preferred stock collectively as the preferred stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of the holders of our common stock.

Pursuant to the Letter Agreement, dated December 23, 2008, and the Securities Purchase Agreement-Standard Terms attached thereto, which we refer to collectively as the Securities Purchase Agreement, that we entered into with the U.S. Treasury, in connection with our participation in TARP, the U.S. Treasury received a warrant to purchase up to 378,175 shares of our common stock, which we refer to as the warrant, at an exercise price of $14.88 per share, and we have provided the U.S. Treasury with registration rights covering the warrant and the underlying shares of common stock. We may seek the approval of our regulators to repurchase the warrant with the proceeds from any offering. The issuance of additional shares of common stock as a result of exercise of the warrant or otherwise or the issuance of securities convertible or exercisable into shares of common stock would dilute the ownership interest of existing holders of our common stock. Although the U.S. Treasury has agreed to not vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction. The market price of our common stock could decline as a result of any offering under this prospectus supplement as well as other sales of a large block of common stock in the market after this offering, or the perception that such sales could occur.

The terms of the warrant include an anti-dilution adjustment, which provides that (except in certain permitted transactions, including registered offerings such as this one), if we issue shares of common stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number of shares of common stock to be issued under the warrant would increase and the per share price of common stock to be purchased pursuant to the warrant would decrease.

Our Shares of Common Stock are Equity and are Subordinate to Our Existing and Future Indebtedness and Our Preferred Stock, and are Effectively Subordinated to all the Indebtedness and Other Non-Common Equity Claims Against our Subsidiaries.

Our shares of common stock are equity interests in us and do not constitute indebtedness. Accordingly, our common stock will rank junior to all of our indebtedness and to other non-equity claims on us with respect to assets available to satisfy claims on us. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock. The terms of our preferred stock currently prohibit us from paying dividends with respect to our common stock unless all accrued and unpaid dividends for all completed dividend periods with respect to the preferred stock have been paid with our TARP preferred stock and 3% preferred stock receiving payments first.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary and holders of any of that subsidiary’s preferred stock, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

We May Not Pay Dividends on Our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Also, participation in TARP limits our ability to increase our dividend or to repurchase our common stock, for so long as any securities issued under such program remain outstanding.

Our Certificate of Incorporation, Our Bylaws, and Certain Banking Laws May have an Anti-Takeover Effect.

Provisions of our certificate of incorporation, our bylaws, and federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may discourage others from initiating a potential merger, takeover or other change of control transaction, which, in turn, could adversely affect the market price of our common stock

There May Be Substantial Sales of Our Common Stock After This Offering, Which Could Cause a Decline in Our Stock Price.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in the offering, after the underwriting discount and estimated expenses, will be approximately $     . If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds, after the underwriting discount and expenses, will be approximately $     . In each case, this assumes the deduction of estimated offering expenses of $      and the underwriting discount.

We intend to use a portion of the net proceeds from this offering in part to repurchase the remaining outstanding Series A Fixed Rate Cumulative Perpetual Preferred Stock issued to the U.S. Treasury under the Capital Purchase Program under TARP and to repurchase the associated warrant for common stock.

The remaining portion of the net proceeds of the Offering we intend to use for general working capital purposes. There can be no assurance that the U.S. Treasury will approve our applications to repurchase the Series A Fixed Rate Cumulative Perpetual Preferred Stock or repurchase the warrant for common stock. If the U.S. Treasury does not approve these applications, we intend to use the net proceeds of this offering for general working capital purposes.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. We may temporarily invest funds that we do not immediately need for these purposes in short-term marketable securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2010, on an actual basis, as adjusted to give effect to the receipt of the net proceeds from the issuance and sale of the common stock, and as adjusted to give effect to the repurchase of our outstanding Series A Fixed Rate Cumulative Perpetual Preferred Stock with a portion of the net proceeds of this offering. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement.

			TARP
	Actual	As Adjusted(1)	Adjusted(2)
	(Dollars in thousands, except share and per share data)

LONG-TERM INDEBTEDNESS AND SHAREHOLDERS’ EQUITY

Long-term Indebtedness:

Subordinated Debentures Underlying Trust Preferred Securities	$16,702

FHLB advances and repurchase agreements	10,065

Total long-term indebtedness	$26,767

Shareholders’ equity:

Series A 3% preferred stock	$153

Series A preferred stock	36,210

Series B-1 8.48% preferred stock	17,422

Total preferred equity	53,785

Common stock	113

Additional paid-in capital	26,029

Retained earnings	144,599

Accumulated other comprehensive loss	(4,722)

Treasury stock, at cost	(7,660)

Total shareholders’ equity	212,144

Total capitalization	$238,911

Per Share of Common Stock:

Book value(3)	$14.48

Effect of goodwill and intangible assets	3.42

Tangible book value(4)	$11.06

Company Capital Ratios:

Tier 1 capital to net risk-weighted assets	12.34%

Total risk-based capital to net risk-weighted assets	13.60

Tier 1 leverage ratio (Tier 1 capital to adjusted average total assets)	8.31%

(footnotes on following page)

(1)	Assumes that shares of common stock are sold by us in this offering at $ per share and that the net proceeds are approximately $ million after deducting underwriting discounts and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, additional paid in capital will increase by approximately $ million.

(2)	Assumes that shares of common stock are sold by us in this offering at $ per share and that the net proceeds are approximately $ million after deducting underwriting discounts and our estimated expenses. Further, this assumes the repurchase of all of our outstanding Series A Fixed Rate Perpetual Preferred Stock from the U.S. Treasury, including $12.5 million of our Series A Fixed Rate Perpetual Preferred Stock we repurchased on February 23, 2011. This does not assume repurchase of the warrant.

(3)	Excludes preferred shareholders’ equity.

(4)	Excludes preferred shareholders’ equity, goodwill and other intangible assets.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Select under the ticker symbol “FISI.” The following table sets forth, for the quarterly periods indicated, the high and low closing sales price per share of the common stock as reported on the NASDAQ Global Select and the cash dividends declared on our common stock, during the periods indicated.

				Dividends
	High	Low	Close	Declared

2011
First Quarter (through March 4, 2011)	$20.36	$18.00	$18.79	$0.10
2010
Fourth Quarter	$20.74	$16.80	$18.97	$0.10
Third Quarter	$19.94	$14.14	$17.66	$0.10
Second Quarter	$19.48	$14.07	$17.76	$0.10
First Quarter	$15.40	$10.91	$14.62	$0.10
2009
Fourth Quarter	$12.25	$9.71	$11.78	$0.10
Third Quarter	$15.00	$9.90	$9.97	$0.10
Second Quarter	$15.99	$6.98	$13.66	$0.10
First Quarter	$14.95	$3.27	$7.62	$0.10

On March 4, 2011, the last reported sale price of our common stock was $18.79 per share. On March 4, 2011, we had approximately 1,300 holders of record of our common stock and there were 11,348,122 shares issued and 10,979,715 shares outstanding.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our common stock, and the board of directors presently intends to continue the payment of regular quarterly cash dividends, dependent upon the results of operations of the preceding quarters. However, declaration of dividends by the board of directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock do not have a legal or contractual right to receive dividends.

While we are a legal entity separate and distinct from the Bank and other subsidiaries, these subsidiaries are our principal assets, and as such, substantially all of the funds available for the payment of dividends are derived from dividends we receive from the Bank. Thus, future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds. Furthermore, there are a number of federal banking policies and regulations that restrict our ability to pay dividends. As a financial holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends. It is the policy of the Federal Reserve Board that financial holding companies should pay cash dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the holding company’s expected future needs and financial condition. The policy provides that financial holding companies should not maintain a level of cash dividends that undermines the financial holding company’s ability to serve as a source of strength to its subsidiaries. These policies and regulations may have the effect of reducing the amount of dividends that we can declare to our shareholders.

Until the earlier of December 23, 2011 or the date on which the U.S. Treasury no longer holds any of our Series A Fixed Rate Perpetual Preferred Stock, we may not declare or pay any dividend or make any distribution on the common stock, other than regular quarterly cash dividends of not more than $0.10 per share.

As a state chartered bank, Five Star Bank is subject to regulatory restrictions on the payment of dividends under New York State banking law and regulations. Approval of the New York State Banking Department is required prior to paying dividends if the dividends declared by the Bank exceed the sum of the Bank’s net profits for the year and its retained net profits for that year and its retained profits for the proceeding two calendar years. New York State law applicable to the declaration of distributions by a business corporation also limits our ability to declare and pay dividends. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock.

Because the Bank is a depository institution whose deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC.

DESCRIPTION OF OUR COMMON STOCK

The following is a description of our common stock and certain provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, copies of which have been filed with the SEC and are also available upon request.

Introduction

The following section describes the material features and rights of our common stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended, which we refer to as our Certificate of Incorporation, and our Amended and Restated Bylaws, each of which is filed as an exhibit to the Registration Statement of which this prospectus supplement is a part, and to applicable sections of the Business Corporation Law of the State of New York, which we refer to as the NYBCL.

General

Each share of common stock entitles the holder to the same rights, and is the same in all respects, as each other share of our common stock. Holders of our common stock are entitled (1) to one vote per share on all matters requiring a shareholder vote, (2) to a ratable distribution of dividends, if and when, declared by the board of directors and (3) in the event of our liquidation, dissolution or winding up, to share ratably in all assets remaining after holders of shares of preferred stock have received the liquidation preference of their shares plus accumulated but unpaid dividends (whether or not earned or declared), if any, and after all of our other indebtedness has been provided for or satisfied. Holders of our common stock do not have cumulative voting rights with respect to the election of directors and have no preemptive rights to acquire any of our additional, unissued or treasury shares or our securities of convertible into or carrying a right to subscribe for or acquire shares of our capital stock. The shares of our common stock, when issued in the manner described in this prospectus supplement, will be fully paid and nonassessable.

Dividends

We pay dividends as determined by our board of directors and subject to such limitations as described under the heading “Dividend Policy” beginning on page S-22.

Holders of our common stock are entitled to participate equally in dividends or other distributions when, as and if declared by the board of directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or common shares, unless we are insolvent or the dividend payment would render us insolvent.

The amount of future dividends will depend upon earnings, financial condition, capital requirements, other regulatory requirements, factors as described under the heading “Dividend Policy” beginning on page S-22, and other factors, and will be determined by our board of directors on a quarterly basis.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Anti-takeover Effects of Certain Provisions in our Certificate of Incorporation, Amended and Restated Bylaws and the NYBCL

Some provisions of our Certificate of Incorporation, our Bylaws, and NYBCL may be deemed to have an anti-takeover effect and may collectively operate to delay, defer or prevent a tender offer, a proxy contest or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids. This also encourages persons seeking to acquire control of us to negotiate with us first. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of our board of directors or management more difficult. The following discussion is a summary of certain material provisions of our Certificate of Incorporation and our Amended and Restated Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus supplement is a part.

Directors.  The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, our Amended and Restated Bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or a proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Advance Notice of Shareholder Proposals and Nominations.  Our Amended and Restated Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders’ meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of such shareholder’s intention to bring such business before such meeting.

Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders’ meeting to be timely, such notice must be received by us not less than 60 nor more than 90 days prior to the meeting.

A shareholder’s notice to us proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the Amended and Restated Bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

The shareholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Restrictions on Call of Special Meetings.  Our Amended and Restated Bylaws provide that special meetings of shareholders can only be called by our board of directors, our President or the holders of at least a majority of our outstanding shares entitled to vote at the meeting.

Prohibition of Cumulative Voting.  Our Certificate of Incorporation does not authorize cumulative voting for the election of directors.

Preferred Stock Authorization.  Our board of directors, without shareholder approval, has the authority under our Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of our common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership, and disposition of our common stock by a non-U.S. holder (as defined below) that acquires our common stock in this offering and holds it as a capital asset. This discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code) effective U.S. Treasury regulations, and judicial decisions and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal income tax purposes, dealers in securities or currencies, former U.S. citizens or residents, passive foreign investment companies, controlled foreign corporations, foreign governments, international organizations, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax laws or any state, local or foreign tax laws or the alternative minimum tax. We have not sought any ruling from the IRS or opinion of counsel with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Generally, for purposes of this summary, you are a “non-U.S. holder” if you are a beneficial owner of common stock that, for U.S. federal income tax purposes, is not:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any state thereof, or the District of Columbia (except for certain non-U.S. entities treated as U.S. corporations under specialized sections of the Code);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, provided that, (1) a court within the United States is able to exercise primary supervision over its administration or one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made a valid election under the applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In the case of certain trusts, the tax treatment of a beneficiary of the trust will depend on the tax status of the beneficiary. Partners in a partnership, such partnerships and beneficiaries of a trust that own our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Distributions

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock (but not below zero) and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

In general, subject to the discussion below under the heading “Payments to Foreign Financial Institutions and Non-financial Foreign Entities,” if you are a non-U.S. holder of common stock, dividend distributions made to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate), unless you have furnished to us or another payor a valid Internal Revenue Service (which we refer to as the IRS) Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments.

Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment) we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, and the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income. “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income basis. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of common stock

Subject to the discussion below under the heading “Payments to Foreign Financial Institutions and Non-financial Foreign Entities,” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain from U.S. sources that you recognize on a disposition of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States);

•	you are an individual, you hold our common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the disposition; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and, in the event that our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, you hold or have held, directly or indirectly, at any time within the shorter of the five-

year period preceding disposition or your holding period for your shares, more than 5% of our common stock.

“Effectively connected” gains are taxed at rates applicable to United States citizens, resident aliens, and domestic United States corporations on a net income tax basis. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual non-U.S. holder described in the second bullet point above will only be subject to U.S. federal income tax on the gain from the sale of our common stock to the extent such gain is deemed to be from U.S. sources, which will generally only be the case where the individual’s tax home is in the United States. An individual’s tax home is generally considered to be located at the individual’s regular or principal (if more than one regular) place of business. If the individual has no regular or principal place of business because of the nature of the business, or because the individual is not engaged in carrying on any trade or business, then the individual’s tax home is his regular place of abode. If an individual non-U.S. holder is described in the second bullet point above, and the individual non-U.S. holder’s tax home is in the United States, then the non-U.S. holder may be subject to a flat 30% tax on the gain derived from the disposition, which gain may be offset by U.S. source capital losses.

We believe we currently are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Payments to Foreign Financial Institutions and Non-financial Foreign Entities

Payments of any dividend on, or any gross proceeds from the sale, exchange or other disposition of, our common stock made after December 31, 2012 to a non-U.S. holder that is a “foreign financial institution” or a “non-financial foreign entity” (to the extent such dividend or gain from such sale, exchange or disposition is not effectively connected with the conduct of a trade or business in the United States by such non-U.S. holder) generally will be subject to the U.S. federal withholding tax at the rate of 30% unless such non-U.S. holder complies with certain additional U.S. reporting requirements.

For this purpose, a foreign financial institution includes, among others, a non-U.S. entity that (i) is a bank, (ii) holds, as a substantial portion of its business, financial assets for the account for others or (iii) is engaged primarily in the business of investing, reinvesting or trading in securities, partnership interests, commodities or any interest in securities, partnership interests or commodities. A foreign financial institution generally will be subject to this 30% U.S. federal withholding tax unless it (i) enters into an agreement with the IRS pursuant to which such financial institution agrees (x) to comply with certain information, verification, due diligence, reporting, and other procedures established by the IRS with respect to “United States accounts” (generally financial accounts maintained by a financial institution (as well as non-traded debt or equity interests in such financial institution) held by one or more specified U.S. persons or foreign entities with a specified level of U.S. ownership) and (y) to withhold on its account holders that fail to comply with reasonable information requests or that are foreign financial institutions that do not enter into such an agreement with the IRS or (ii) is exempted by the IRS.

A non-financial foreign entity generally will be subject to this 30% U.S. federal withholding tax unless such entity provides the applicable withholding agent with either (i) a certification that such entity does not have any substantial U.S. owners or (ii) information regarding the name, address and taxpayer identification number of each substantial U.S. owner of such entity. These reporting requirements generally will not apply to a non-financial foreign entity that is a corporation the stock of which is regularly traded on an established securities market or certain affiliated corporations or to certain other specified types of entities.

Non-U.S. holders should consult their own tax advisor regarding the application of these withholding and reporting rules.

Federal Estate Taxes

Common stock held by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in such person’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required, reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding currently at a rate of 28% for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

This section is specifically relevant to you if you propose to invest in the common stock described in this prospectus supplement on behalf of an employee benefit plan which is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, or Section 4975 of the Code or on behalf of any other entity the assets of which are considered to be “plan assets” under ERISA, which we refer to individually as a Plan and collectively as Plans. If you are proposing to invest in the common stock on behalf of a Plan, you should consult your legal counsel before making such investment. This section also may be relevant to you if you are proposing to invest in the common stock described in this prospectus supplement on behalf of an employee benefit plan which is subject to laws which have a similar purpose or effect as the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, which we refer to as Similar Laws, in which event you also should consult your legal counsel before making such investment.

Unless otherwise indicated in the applicable prospectus supplement, our common stock may, subject to certain legal restrictions, be held by (1) pension, profit sharing, and other employee benefit plans which are subject to Title I of ERISA, (2) Plans, accounts, and other arrangements that are subject to Section 4975 of the Code, or provisions under Similar Laws, and (3) entities whose underlying assets are considered to include “plan assets” of any such Plans, accounts, or arrangement. Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such pension, profit sharing, or other employee benefit plans that are subject to Section 406 of ERISA and Section 4975 of the Code. A violation of these prohibited transaction rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. A fiduciary of any such Plan, account, or arrangement must determine that the purchase and holding of an interest in our common stock is consistent with its fiduciary duties and the documents and instruments governing such Plan, and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or a violation under any applicable Similar Laws.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying base prospectus through Keefe, Bruyette & Woods, Inc. and Janney Montgomery Scott LLC are acting as the underwriters (collectively, the “Underwriters”). We have entered into an underwriting agreement with Keefe, Bruyette & Woods as representative of the Underwriters, dated March   , 2011 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Keefe, Bruyette & Woods, Inc.
Janney Montgomery Scott LLC

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters. In connection with this offering, the Underwriters or securities dealers may distribute documents to investors electronically.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. After the initial public offering, Keefe, Bruyette & Woods, Inc. may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the Underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase an additional           shares of common stock:

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriters and the Underwriters reimbursement of up to $50,000 of our expenses, will be approximately $     .

Over-allotment option

We have granted the Underwriters an option to buy up to           additional shares of our common stock, at the public offering price less underwriting discounts and commissions. The Underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the Underwriters exercise this option, each Underwriter will be obligated, subject to the conditions in the Underwriting Agreement, to purchase a number of additional shares of our common stock proportionate to such Underwriter’s initial amount relative to the total amount reflected in the above table.

No sales of similar securities

We and our executive officers and directors, and a significant shareholder have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Keefe, Bruyette & Woods, Inc., subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Keefe, Bruyette & Woods, Inc. may, in its sole discretion, release all or some of the securities from these lock-up agreements. Under the lock-up agreement with the significant shareholder, which is a trustee under various trusts, the shareholder is permitted to sell shares of our common stock in accordance with its existing plan of diversification.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

Our common stock is listed on the NASDAQ Global Select under the symbol “FISI.”

Price stabilization and short positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time without notice. The Underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Passive market making

In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Select in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future perform services for us and engage in other transactions with us.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc. for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the common stock to be issued by us through this prospectus supplement will be passed upon for us by Harter Secrest & Emery LLP, Rochester, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by SNR Denton US LLP, New York, New York.

EXPERTS

The consolidated financial statements of Financial Institutions, Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$50,000,000

FINANCIAL INSTITUTIONS, INC.

Common Stock

This prospectus relates to shares of common stock, par value $0.01 per share, of Financial Institutions, Inc., which we refer to as our Common Stock, that may be offered for sale from time to time in an amount up to $50,000,000 in the aggregate in one or more offerings at prices and on terms to be determined at the time of the offering and set forth in one or more supplements to this prospectus.

This prospectus provides you with a general description of our Common Stock and some of the general terms that may apply to an offering of the shares of our Common Stock. The specific amounts, pricing, terms and any other information relating to a specific offering will be set forth in a supplement to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before making your investment decision. This prospectus may not be used to offer or sell the shares of our Common Stock unless accompanied by a prospectus supplement relating to the offered securities.

The shares of our Common Stock may be sold directly by us, through dealers or agents designated from time to time, through underwriters or through a combination of these methods. See “Plan of Distribution” beginning on page 9 of this prospectus. We may also describe the plan of distribution for any particular offering of the shares in a prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them, including any applicable commissions or discounts, in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

Financial Institutions, Inc. is a publicly-traded company which files publicly available reports with the U.S. Securities and Exchange Commission. Our Common Stock is traded on the NASDAQ Global Select Market (NASDAQ) under the ticker symbol “FISI.” On July 27, 2009, the last reported sale price of our Common Stock on the NASDAQ was $13.65. You are urged to obtain current market quotations of our Common Stock.

Our principal executive offices are located at 220 Liberty Street, Warsaw, New York 14569, and our telephone number at that address is (585) 786-1100.

Investing in our Common Stock involves risks. See the information included and incorporated by reference into this prospectus and any accompanying prospectus supplement for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the information under the “Risk Factors” caption beginning on page 1.

These securities are equity securities. They are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 7, 2009.

RISK FACTORS

An investment in the common stock, par value $0.01 per share, of Financial Institutions, Inc., which we refer to as our Common Stock, involves significant risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors, if any, in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, the prospectus supplement or any applicable pricing supplement, in light of your particular investment objectives and financial circumstances. Any of these risks could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our shareholders. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition, results of operations and cash flows. In any such case, the trading price of our Common Stock could decline due to any of these risks, and you could lose all or a portion of your original investment. Set forth below are additional risks that you should consider in connection with any purchase of our Common Stock under this prospectus.

All references to “Financial Institutions, Inc.,” “the Company,” “we,” “our,” “us,” and similar terms refer to Financial Institutions, Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

The Company is a holding company and is dependent on its banking subsidiary for dividends, distributions and other payments.

Financial Institutions, Inc. is a legal entity separate and distinct from its banking and other subsidiaries. The Company’s principal source of cash flow, including cash flow to pay dividends to its shareholders and principal and interest on its outstanding debt, is dividends from its subsidiary, Five Star Bank, a New York State-chartered bank, which we refer to as the Bank. There are federal and state statutory and regulatory limitations on the payment of dividends and other distributions by the Bank to the Company, as well as by the Company to its shareholders. In particular, the New York Banking Law provides that the Bank may not declare dividends during the calendar year in an amount that exceeds the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years unless the dividend has been approved by the Superintendent of Banks of the State of New York. Because of the loss recorded at the Bank during the year ended December 31, 2008, the Bank does not expect to be able to pay dividends to the Company in the near term without first obtaining such approval. If the Bank is unable to make dividend payments to the Company and sufficient capital is not otherwise available, the Company may not be able to make dividend payments to holders of Common Stock and the Company’s preferred stock, par value $100 per share, or principal and interest payments on its outstanding debt. See also the section titled “Supervision and Regulation — Restrictions on Distribution of Subsidiary Bank Dividends and Assets” of our Annual Report on Form 10-K.

The market price for our Common Stock varies, and you should purchase Common Stock for long-term investment only.

Although our Common Stock is currently traded on the NASDAQ Global Select Market (NASDAQ), we cannot assure you that there will, at any time in the future, be an active trading market for our Common Stock. Even if there is an active trading market for our Common Stock, we cannot assure you that you will be able to sell all of your shares of Common Stock at one time or at a favorable price, if at all. As a result, you should purchase shares of Common Stock described hereunder only if you are capable of, and seeking, to make a long-term investment in our Common Stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Common Stock.

We are not restricted from issuing additional shares of Common Stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock. We are currently authorized to issue up to 50,000,000 shares of Common Stock and up to 210,000 shares of preferred stock, par value

$100 per share, which is designated into two classes, Class A of which 10,000 shares are authorized, and Class B of which 200,000 shares are authorized.

As of June 30, 2009, 10,821,386 shares of Common Stock and 183,259 shares of our preferred stock were issued and outstanding including (i) 7,503 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $100 per share, having a liquidation preference of $5,000 per share, which we refer to as the TARP Preferred Stock, (ii) 1,533 shares of our Series A 3% cumulative preferred stock, which we refer to as the 3% Preferred Stock, and (iii) 174,223 shares of Series B-1 8.48% cumulative preferred stock, which we refer to as the 8.48% Preferred Stock. We refer to our TARP Preferred Stock, our 3% Preferred Stock and our 8.48% Preferred Stock collectively as the Preferred Stock. Our board of directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. These authorized but unissued shares could be issued on terms or in circumstances that could dilute the interests of the holders of our Common Stock.

Pursuant to the Letter Agreement, dated December 23, 2008, and the Securities Purchase Agreement — Standard Terms attached thereto, which we refer to collectively as the Securities Purchase Agreement, that we entered into with the United States Department of Treasury, which we refer to as the Treasury, in connection with our participation in the Troubled Asset Relief Program Capital Purchase Program, which we refer to as the Capital Purchase Program, the Treasury received a warrant to purchase up to 378,175 shares of our Common Stock, which we refer to as the Warrant, and we have provided the Treasury with registration rights covering the Warrant and the underlying shares of Common Stock. We may seek the approval of our regulators to repurchase the Warrant with the proceeds from any offering under this prospectus or any supplement hereto, as described in “Use of Proceeds.” The issuance of additional shares of Common Stock as a result of exercise of the Warrant or otherwise or the issuance of securities convertible or exercisable into shares of Common Stock would dilute the ownership interest of existing holders of our Common Stock. Although the Treasury has agreed to not vote any of the shares of Common Stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of Common Stock acquired upon exercise of the Warrant is not bound by this restriction. The market price of our Common Stock could decline as a result of any offering under this prospectus or prospectus supplement as well as other sales of a large block of Common Stock in the market after this offering, or the perception that such sales could occur.

The terms of the Warrant include an anti-dilution adjustment, which provides that (except in certain permitted transactions, including registered offerings such as this one), if we issue shares of Common Stock at a price that is less than 90% of the market price of such shares on the last trading day preceding the date of the agreement to sell such shares, the number of shares of Common Stock to be issued under the Warrant would increase and the per share price of Common Stock to be purchased pursuant to the Warrant would decrease.

Our participation in the Capital Purchase Program limits the compensation the Company can pay to its executives.

Pursuant to the terms of the Securities Purchase Agreement, we adopted the Treasury’s standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the Securities Purchase Agreement, including any Common Stock which may be issued pursuant to the Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods. Since the Warrant has a ten year term, we could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.

We may reduce or eliminate the cash dividends on our Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our Common Stock, we are not required to do so and may reduce or eliminate our Common Stock cash dividend in the future. This could adversely affect the market price of our Common Stock.

This offering is expected to be significantly dilutive.

Giving effect to the issuance of Common Stock in any offering contemplated under this prospectus, the receipt of the expected net proceeds and the use of those proceeds, we expect that any such offering will have a significant dilutive effect on our expected earnings per share of Common Stock. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.

Our shares of Common Stock are equity and are subordinate to our existing and future indebtedness and our Preferred Stock, and are effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

Our shares of Common Stock are equity interests in us and do not constitute indebtedness. Accordingly, our Common Stock will rank junior to all of our indebtedness and to other non-equity claims on the Company with respect to assets available to satisfy claims on the Company. Additionally, holders of our Common Stock are subject to the prior dividend and liquidation rights of holders of our outstanding Preferred Stock. See “Dividend Policy” on page 7. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors, including holders of any Preferred Stock. The terms of our Preferred Stock currently prohibit us from paying dividends with respect to our Common Stock unless all accrued and unpaid dividends for all completed dividend periods with respect to the Preferred Stock have been paid with our TARP Preferred Stock and 3% Preferred Stock receiving payments first.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our Common Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our Common Stock will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

There can be no assurance that we will determine to repurchase the TARP Preferred Stock and the Warrant or that our regulators would approve such repurchase.

We have not determined if or when we will seek the approval of our regulators to repurchase the TARP Preferred Stock and the Warrant. Such repurchases may be made with the proceeds from an offering hereunder, as described in “Use of Proceeds,” and are subject to regulatory approval. There can be no assurance when or if the TARP Preferred Stock and Warrant can be repurchased. Until such time as the TARP Preferred Stock and the Warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the TARP Preferred Stock and the Warrant, which, among other things, require us to obtain regulatory approval to pay dividends on our Common Stock in excess of $0.10 per share and, with some exceptions, to repurchase our Common Stock. Further, our continued participation in the Capital Purchase Program subjects us to increased regulatory and legislative oversight. The recently enacted American Recovery and Reinvestment Act of 2009, which we refer to as ARRA, includes amendments to the executive compensation provisions of the Emergency Economic Stabilization Act of 2008, which we refer to as the EESA, under which the Capital Purchase Program was established, all of which apply to us as a result of our participation in the Capital Purchase Program. The ARRA amendments also impose restrictions on excessive or luxury expenditures. The full scope and impact of these amendments is uncertain and difficult to predict. ARRA directs the Secretary of the Treasury to adopt standards that will implement the amended provisions of EESA and directs the U.S. Securities and Exchange Commission, which we refer to as the SEC, to issue rules in connection with certain of the amended provisions. Consequently, any repurchase of the TARP Preferred Stock and the Warrant will be subject to broad guidelines and procedures established by the Treasury. These new and any future legal requirements and implementing standards under the Capital Purchase Program may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on Capital Purchase Program participants such as ourselves. They may require significant time, effort, and resources on our part to ensure compliance, and the evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent. For additional information concerning our participation in the Capital Purchase Program, see “Item 1. Business” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The TARP Preferred Stock and the Warrant carry financial implications.

While our TARP Preferred Stock remains outstanding, the accrued dividends and the accretion of discount on the TARP Preferred Stock will reduce the net income available to and the earnings per share on our Common Stock. If we redeem the TARP Preferred Stock, we expect to record an accelerated accretion charge, representing the difference between the redemption price and the carrying value of the TARP Preferred Stock, which will further reduce the net income available to and the earnings per share on our Common Stock. Additionally, the repurchase of the Warrant could reduce our shareholders’ equity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, in any related prospectus supplement and in information incorporated by reference into this prospectus and any related prospectus supplement that are not historical or current facts may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, the Company’s management may make forward-looking statements orally to the media, securities analysts, investors or others. These statements, which are based on certain assumptions and describe our future plans, strategies, and expectations, can generally be identified by the use of words such as “optimism,” “look-forward,” “bright,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” “target” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” These forward-looking statements include statements relating to our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, receipt of regulatory approval for pending acquisitions, success of acquisitions, future operations, market position, financial position, and prospects, plans and objectives of management.

Forward-looking statements are based on the current assumptions and beliefs of management and are only expectations of future results and are subject to certain risks, uncertainties and assumptions. The Company’s actual results could differ materially from those projected in the forward-looking statements as a result of, among other things, factors referenced herein under the section captioned “Risk Factors” beginning on page 1; possible legislative changes and adverse economic, business and competitive conditions and developments (such as shrinking interest margins and continued short-term rate environments); recent adverse conditions in the capital and debt markets; reduced demand for financial services and loan products; changes in accounting policies or guidelines, or in monetary and fiscal policies of the federal government; changes in interest rates; changes in credit and other risks posed by the Company’s loan portfolios; the ability or inability of the Company to manage interest rate and other risks; the Company’s use of trust preferred securities; competitive pressures from other financial institutions; a further deterioration in general economic conditions on a national basis or in the local markets in which the Company operates, including changes which adversely affect a borrower’s ability to service and repay our loans; changes in loan defaults and charge-off rates; adequacy of loan loss reserves; reduction in deposit levels necessitating increased borrowing to fund loans and investments; the passing of adverse government regulation; the risk that goodwill and intangibles recorded in the Company’s financial statements will become impaired; risks related to the identification and implementation of acquisitions; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation; or other significant risks and uncertainties detailed in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings submitted to the SEC.

Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. Although the Company believes that its expectations are reasonable, it can give no assurance that such expectations will prove to be correct. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Company. Any investor in the Company should consider all risks and uncertainties disclosed in our filings with the SEC, described below under the heading “Where You Can Find More Information” beginning on page 5, all of which is accessible on the SEC’s website at http://www.sec.gov.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3, which we refer to as the Registration Statement, that we filed with the SEC utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, on a continuous or delayed basis, shares of our Common Stock described in this prospectus for an aggregate initial offering price in an amount up to $50,000,000. This prospectus provides you with a general description of the shares we may offer. Each time we sell shares, we will provide a prospectus supplement that will contain specific information about the terms of the shares offered.

The Registration Statement, including the exhibits to the Registration Statement, provides additional information about us and the offered securities. This prospectus does not contain all of the information set forth in the Registration Statement, portions of which we have omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or document filed as an exhibit to the Registration Statement for a complete description. The Registration Statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website at http://www.sec.gov or at the SEC offices mentioned under the headings “Where You Can Find More Information” beginning on page 5.

You should read both this prospectus and any prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” beginning on page 5 and “Incorporation of Certain Documents by Reference” on page 6. Any prospectus supplement may also add, update or change information contained in this prospectus. Information incorporated by reference after the date of this prospectus may add, update or change information contained in this prospectus. Any information that is inconsistent with this prospectus will supersede the information in this prospectus or any prospectus supplement.

The information contained in this prospectus or a prospectus supplement or amendment, or incorporated herein or therein by reference, is accurate only as of the date of this prospectus or prospectus supplement or amendment, as applicable, regardless of the time of delivery of this prospectus or prospectus supplement or amendment, as applicable, or of any sale of the shares. You should not assume that the information contained in this prospectus or a prospectus supplement or amendment is accurate as of any other date.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which forms part of the Registration Statement, does not contain all of the information in the Registration Statement. We have omitted certain parts of the Registration Statement, as permitted by the rules and regulations of the SEC. For further information regarding the Company and our Common Stock, please see our other filings with the SEC, including our annual, quarterly, and current reports and any proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at http://www.sec.gov and on our Internet website address at http://www.fiiwarsaw.com.

We furnish holders of our Common Stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the Registration Statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering of securities under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. In all cases, you should rely on later information over different information included in this prospectus. We incorporate by reference into this prospectus the documents listed below, except to the extent any information contained in such filings is deemed “furnished” in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 8, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 5, 2009;

•	Our Current Reports on Form 8-K, filed with the SEC on January 21, 2009, February 18, 2009, February 24, 2009, May 21, 2009 and July 1, 2009; and

•	The description of our Common Stock set forth in the registration statement on Form 8-A12G, filed with the SEC on June 23, 1999.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein), subsequent to (i) the date of this Registration Statement and prior to the effectiveness of this Registration Statement, or (ii) the date of this Registration Statement and prior to the filing of a post-effective amendment that indicates that all shares of Common Stock offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

We will provide a copy of any or all of the information incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference) to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request of such person, at no cost to the requester. Requests for such copies should be directed to:

Investor Relations
Financial Institutions, Inc.
220 Liberty Street
Warsaw, New York 14569
Tel: (585) 786-1100

ABOUT FINANCIAL INSTITUTIONS, INC.

Financial Institutions, Inc., a financial holding company organized under the laws of New York State and incorporated on September 15, 1931, and its subsidiaries provide deposit, lending and other financial services to individuals and businesses in Central and Western New York. The Company owns all of the capital stock of the Bank, and of Five Star Investment Services, Inc., a broker-dealer subsidiary offering noninsured investment products.

The Company conducts its business primarily through the Bank, which adopted its current name in 2005 when the Company merged three of its bank subsidiaries, Wyoming County Bank, National Bank of Geneva and Bath National Bank into its New York State chartered bank subsidiary, First Tier Bank & Trust, which was then renamed Five Star Bank.

The Company’s administrative offices and its subsidiaries are located at 220 Liberty Street, Warsaw, New York 14569. Banking services are provided at the administrative offices as well as at its network of 52 offices and over 70 ATMs in fourteen contiguous counties of Western and Central New York State: Allegany, Cattaraugus, Cayuga, Chautauqua, Chemung, Erie, Genesee, Livingston, Monroe, Ontario, Seneca, Steuben, Wyoming and Yates Counties. The Company’s telephone number is (585) 786-1100. The website for the Company and the Bank is http://www.fiiwarsaw.com. Information on this website does not constitute part of this prospectus.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our Common Stock and the board of directors presently intends to continue the payment of regular quarterly cash dividends, dependent upon the results of operations of the immediately preceding quarters and subject to the need for those funds for debt service and other purposes and the restrictions described below.

We declared and subsequently paid quarterly dividends on our Common Stock of $0.09 for the first two quarters of 2006, $0.08 for the last two quarters of 2006, $0.10 for the first quarter of 2007, $0.11 for the second quarter of 2007, $0.12 for the third quarter of 2007, $0.13 for the fourth quarter of 2007, $0.14 for the first quarter of 2008, $0.15 for the second and third quarters of 2008, and $0.10 for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009.

While we may seek the approval of our board of directors and regulators to repurchase the TARP Preferred Stock with the proceeds of this offering, as described in “Use of Proceeds,” currently, pursuant to the Securities Purchase Agreement, prior to the earliest of December 23, 2011, the redemption of all of the TARP Preferred Stock or the transfer by the Treasury of all of its shares of TARP Preferred Stock to third parties, we must obtain regulatory approval to pay quarterly dividends on our Common Stock in excess of $0.10 per share. In addition, our ability to declare or pay dividends on, or purchase, repurchase or otherwise acquire, our shares of Common Stock are subject to certain restrictions in the event that we fail to pay or set aside full dividends on the TARP Preferred Stock for all past dividend periods.

Holders of our Preferred Stock have a priority right to distributions and payment over our Common Stock. The dividend rights of our Common Stock are qualified and subject to the dividend rights of holders of our outstanding Preferred Stock as described further in “Description of Our Securities — Preferred Stock” beginning on page 13.

The New York Banking Law provides that the Bank may not declare dividends during the calendar year that exceed the sum of the Bank’s net income during the current calendar year and the retained net income of the prior two calendar years unless the dividend has been approved by the Superintendent of Banks of the State of New York. Because of the loss recorded at the Bank during the year ended December 31, 2008, the Bank does not expect to be able to pay dividends to the Company in the near term without first obtaining such approval.

New York State law applicable to the declaration of distributions by a business corporation also limits our ability to declare and pay dividends. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have rights superior to the rights of the holders of its common stock.

In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve Board, which we refer to as the FRB, regarding capital adequacy and dividends. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the holding company’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its subsidiaries.

While we are a legal entity separate and distinct from our banking and other subsidiaries, these subsidiaries are the principal assets, and as such, a substantial part of the Company’s operating funds and, for the foreseeable future, all of the funds available for the payment of dividends are derived from the Bank. Thus, future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the subsidiaries. Under federal law, the subsidiaries cannot pay a dividend if, after paying the dividend, a particular subsidiary will be “undercapitalized.” The Federal Deposit Insurance Corporation, which we refer to as the FDIC, may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend. Also, because the Company is a legal entity separate and distinct from its subsidiaries, the Company’s right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository bank holding company (such as the Company) or any shareholder or creditor thereof.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement for any offering of Common Stock, the net proceeds we receive from the sale of shares of Common Stock offered by this prospectus will be for general corporate purposes, including organic growth. We may also seek the regulatory approval required to use the proceeds of any offering under this prospectus to repurchase the outstanding TARP Preferred Stock and the Warrant. The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of the Common Stock for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments.

REGULATION AND SUPERVISION

The Company and the Bank are subject to extensive federal and state laws and regulations that impose restrictions on, and provide for regulatory oversight of, the Company’s and the Bank’s operations. Any change in any applicable statute or regulation could have a material effect on the Company’s and the Bank’s business. In addition, the Company is subject to additional regulations due to its participation in the Capital Purchase Program.

The supervision and regulation of financial and bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the Deposit Insurance Fund maintained by the FDIC and the banking system as a whole, and not for the protection of shareholders or creditors of bank holding companies. The various bank regulatory agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations.

The Company is also affected by various governmental requirements and regulations, general economic conditions, and the fiscal and monetary policies of the federal government. The monetary policies of the FRB influence to a significant extent the overall growth of loans, investments, deposits, interest rates charged on loans, and interest rates paid on deposits. The nature and impact of future changes in monetary policies are often not predictable.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us and the Bank, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2008, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus.

On June 17, 2009, the Obama Administration unveiled its “blueprint for financial services reform” which would, if enacted into law, effect a number of changes which could increase the Bank’s costs and change the competitive landscape. Among the changes proposed are:

•	creation of a new Financial Services Oversight Council with the power to gather information from any financial firm in order to identify emerging systemic risks;

•	creation of a new Consumer Financial Protection Agency to regulate consumer financial products and services and the institutions that provide them; and

•	requiring loan originators to retain 5% of the risk of securitized credit exposure and imposing reporting requirements on issuers of asset-backed securities.

While it is unclear what form legislation passed by the House or Senate will take, and whether any of these proposals will be enacted into law, the net effect of them would likely be to raise compliance and recordkeeping costs for the Bank and the Company and, in the case of the retention of a portion of the value of securitized loan products, to potentially raise the cost of such products to the borrower.

PLAN OF DISTRIBUTION

We may offer our Common Stock in this prospectus from time to time as follows:

•	to or through underwriters or dealers;

•	directly to other purchasers, including our affiliates;

•	through designated agents; or

•	through a combination of any of these methods.

Each time that we use this prospectus to sell shares of our Common Stock, we will also provide a prospectus supplement that contains the specific terms of the offering. The prospectus supplement will set forth the terms of the offering, including, without limitation:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them;

•	the name or names of any managing underwriter or underwriters;

•	the public offering price of the shares;

•	the net proceeds from the sale of the shares;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any commission paid to agents.

Sale Through Underwriters Or Dealers

If underwriters are used in an offering, the underwriters will acquire shares of our Common Stock for their own account. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase shares of our Common Stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares if they purchase any of them. The underwriters may change from time to time any offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell shares of our Common Stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the shares sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If dealers are used in the sale of the shares, we will sell the shares to them as principals. They may then resell those shares to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell shares of our Common Stock directly. In this case, no underwriters or agents would be involved. We may also sell shares of our Common Stock through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the shares, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

DESCRIPTION OF OUR SECURITIES

Our authorized capital stock consists of 50,210,000 shares of capital stock, 50,000,000 of which are common stock, par value $0.01 per share, which we refer to as the Common Stock, and 210,000 of which are preferred stock, par value $100 per share, which is designated into two classes, Class A of which 10,000 shares are authorized, and Class B of which 200,000 shares are authorized. As of June 30, 2009, 10,821,386 shares of Common Stock were issued and outstanding and 183,259 shares of our preferred stock were issued and outstanding, which amount includes (i) 7,503 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $100 per share, having a liquidation preference of $5,000 per share, which we refer to as the TARP Preferred Stock, (ii) 1,533 shares of our Series A 3% cumulative preferred stock, which we refer to as the 3% Preferred Stock, and (iii) 174,223 shares of Series B-1 8.48% cumulative preferred stock, which we refer to as the 8.48% Preferred Stock. We refer to our TARP Preferred Stock, our 3% Preferred Stock and our 8.48% Preferred Stock collectively as the Preferred Stock. The following information describes our Common Stock and our Preferred Stock and provisions of our Amended and Restated Certificate of Incorporation, as amended, which we refer to as our Certificate of Incorporation, and our Amended and Restated By-laws, which we refer to as our By-laws. The following description is only a summary and does not purport to be complete. For further information, you are encouraged to refer to and read Exhibits 4.1, 4.2. 4.3, 4.4 and 4.6 to the Registration Statement of which this prospectus is a part and incorporated by reference herein.

Common Stock

Introduction

The following section describes the material features and rights of our Common Stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Certificate of Incorporation and our By-laws, each of which is filed as an exhibit to the Registration Statement of which this prospectus is a part, and to applicable sections of the Business Corporation Law of the State of New York, which we refer to as the NYBCL.

General

Each share of Common Stock entitles the holder to the same rights, and is the same in all respects, as each other share of Common Stock. Holders of Common Stock are entitled to (1) one vote per share on all matters requiring a shareholder vote, (2) a ratable distribution of dividends, if and when, declared by the board of directors and (3) in the event of a liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after holders of shares of Preferred Stock have received the liquidation preference of their shares plus accumulated but unpaid dividends (whether or not earned or declared), if any, and after all of our other indebtedness has been provided for or satisfied. Holders of Common Stock do not have cumulative voting rights with respect to the election of directors and have no preemptive rights to acquire any additional, unissued or treasury shares of the Company or securities of the Company convertible into or carrying a right to subscribe for or acquire shares of the Company capital stock. The shares of Common Stock, when issued in the manner described in this prospectus, will be fully paid and nonassessable.

Dividends

We pay dividends as determined by our board of directors and subject to such limitations as described under the heading “Dividend Policy” beginning on page 7.

Holders of Common Stock are entitled to participate equally in dividends or other distributions when, as and if declared by the board of directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or common shares, unless the Company is insolvent or the dividend payment would render it insolvent.

The amount of future dividends will depend upon earnings, financial condition, capital requirements, other regulatory requirements, factors as described under the heading “Dividend Policy” beginning on page 7, and other factors, and will be determined by our board of directors on a quarterly basis.

Transfer Agent & Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

Anti-takeover Effects of Certain Provisions in our Certificate, By-laws and the NYBCL

Some provisions of our Certificate of Incorporation, our By-laws, and the NYBCL may be deemed to have an anti-takeover effect and may collectively operate to delay, defer or prevent a tender offer, a proxy contest or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids. This also encourages persons seeking to acquire control of us to negotiate with us first. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of the Company more difficult. The following discussion is a summary of certain material provisions of our Certificate of Incorporation and our By-laws, copies of which are filed as exhibits to the Registration Statement of which this prospectus is a part.

Directors.  The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, the By-laws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or a proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

Advance Notice of Shareholder Proposals and Nominations.  Our By-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders’ meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of such shareholder’s intention to bring such business before such meeting.

Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders’ meeting to be timely, such notice must be received by us not less than 60 nor more than 90 days prior to the meeting.

A shareholder’s notice to us proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the By-laws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

The shareholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Restrictions on Call of Special Meetings.  Our By-laws provide that special meetings of shareholders can only be called by the board of directors, the President or the holders of at least a majority of the outstanding shares entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The Certificate of Incorporation does not authorize cumulative voting for the election of directors.

Preferred Stock Authorization.  As noted above under “Description of Our Securities,” our board of directors, without shareholder approval, has the authority under our Certificate of Incorporation to issue Preferred Stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Preferred Stock

As mentioned above, there are two classes of Preferred Stock, Class A Preferred Stock and Class B Preferred Stock. The Certificate of Incorporation provides that both classes of Preferred Stock are issuable in one or more series. Two series of Class A Preferred Stock have been created, the 3% Preferred Stock and the TARP Preferred Stock, and one series of Class B Preferred Stock has been created, the 8.48% Preferred Stock.

Our board of directors may, in the future, designate additional series of Preferred Stock, and fix the relative rights, preferences and limitations of each series. The authorized but unissued shares of our 3% Preferred Stock, 8.48% Preferred Stock and any new series of Preferred Stock designated by the board of directors may be issued by the board of directors in the future.

TARP Preferred Stock

Dividends; Rights and Conversion

On December 23, 2008, pursuant to the Capital Purchase Program, we issued to the Treasury 7,503 shares of TARP Preferred Stock. Holders of TARP Preferred Stock are entitled to receive an annual dividend of 5% for the first five years from December 23, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, such rate will increase to 9% per annum thereafter, if, as and when declared by our board of directors out of funds legally available therefor. Such dividends are cumulative and payable quarterly. Holders of TARP Preferred Stock have no preemptive right in, or right to purchase or subscribe for, any additional shares of our capital stock and have no voting rights (except as described below under “— Voting Rights”). Dividends on the TARP Preferred Stock and the 3% Preferred Stock must be declared and paid, or set apart for payment, before any dividends can be declared and paid, or set apart for payment, to the holders of 8.48% Preferred Stock or Common Stock. The TARP Preferred Stock is not convertible into any other security of the Company.

Ranking

The shares of TARP Preferred Stock outstanding were issued and sold to the Treasury in December 2008 under the Capital Purchase Program. The TARP Preferred Stock ranks pari passu to the 3% Preferred Stock and ranks prior to our 8.48% Preferred Stock and our Common Stock as to the payment of dividends and the distribution of assets in liquidation.

Redemption

Under the terms of the original Capital Purchase Program, the TARP Preferred Stock could not be redeemed within three years following the date of issuance except with the proceeds of a qualified equity offering. However, upon enactment in February of the ARRA, the Treasury may, subject to consultation with appropriate banking regulators, permit participants in the Capital Purchase Program to repay any amounts previously received without regard to whether the recipient has replaced such funds from any other source or to any waiting period. All redemptions of the TARP Preferred Stock shall be at 100% percent of the issue price, plus any accrued and unpaid dividends.

Voting Rights

Holders of TARP Preferred Stock will have no voting rights, except as otherwise from time to time required by applicable law and class voting rights on matters as set forth below:

•	any authorization or issuance of shares ranking senior to the TARP Preferred Stock;

•	any amendment to the rights of the TARP Preferred Stock; or

•	any merger, exchange or similar transaction which would adversely affect the rights of the TARP Preferred Stock.

Any class vote held on the above matters entitles each share of TARP Preferred Stock to one vote and requires approval of at least 66 2/3% of the shares of TARP Preferred Stock outstanding at such time.

If dividends on the TARP Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the authorized number of directors of the Company shall automatically be increased by two and the holders of the TARP Preferred Stock shall have the right, with holders of shares of any stock ranking on parity with the TARP Preferred Stock, voting together as a class, to elect two directors to fill such newly created directorships at the Company’s next annual meeting of shareholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full at which time such right shall terminate.

3% Preferred Stock

Holders of 3% Preferred Stock are entitled to receive an annual dividend of $3.00 per share, which is cumulative and payable quarterly. Holders of 3% Preferred Stock have no preemptive right in, or right to purchase or subscribe for, any additional shares of our capital stock. Dividends or dissolution or liquidation payments to the holders of 3% Preferred Stock and TARP Preferred Stock must be declared and paid, or set apart for payment, before any dividends or dissolution or liquidation payments can be declared and paid, or set apart for payment, to the holders of 8.48% Preferred Stock or Common Stock. The 3% Preferred Stock is not convertible into any other security of the Company.

8.48% Preferred Stock

Holders of 8.48% Preferred Stock are entitled to receive an annual dividend of $8.48 per share, which is cumulative and payable quarterly. Holders of 8.48% Preferred Stock have no preemptive right in, or right to purchase or subscribe for, any additional shares of our capital stock and have no voting rights. Accumulated dividends on the 8.48% Preferred Stock do not bear interest, and the 8.48% Preferred Stock is not subject to redemption. Dividends or dissolution payments to the holders of 8.48% Preferred Stock must be declared and paid, or set apart for payment, before any dividends or dissolution payments are declared and paid, or set apart for payment, to the holders of Common Stock. The 8.48% Preferred Stock is not convertible into any other security of the Company.

Warrant

Pursuant to the Capital Purchase Program, we issued the Warrant to the Treasury on December 23, 2008 which grants the Treasury the right to purchase 378,175 shares of Common Stock at an initial exercise price of $14.88 per share. The Warrant provides for the adjustment of the exercise price and the number of shares of Common Stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our Common Stock, and upon certain issuances of our Common Stock at or below a price that is less than 90% of the market price of such shares on the last trading day preceding the agreement to sell such shares (except in certain permitted transactions, including registered offerings such as this one). The Warrant expires ten years from the issuance date. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

If we repurchase our TARP Preferred Stock, we will also have the right to repurchase the Warrant at “fair market value” determined in accordance with an independent valuation process. The amount that we may need to repurchase the Warrant may be reduced if we receive, on or prior to December 31, 2009, aggregate gross cash proceeds of not less than $37,515,000 from one or more qualified equity offerings of Common Stock or Preferred Stock for cash. At such time, the number of shares of Common Stock issuable pursuant to the Treasury’s exercise of the Warrant will be reduced by one-half of the original number of shares, taking into account all adjustments, underlying the Warrant. If we repurchase our TARP Preferred Stock but choose not to repurchase the Warrant, the Treasury has the discretion to dispose of the Warrant as it sees fit over time.

LEGAL MATTERS

The validity of the Common Stock being offered by this prospectus will be passed upon for us by Nixon Peabody LLP.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FINANCIAL INSTITUTIONS, INC.

Common Stock

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

March   , 2011